Exhibit 99.1

Lumenis to introduce the VersaPulse® P20™ holmium laser at the AUA 2010 Annual Meeting.
The P20 and PolyScope will be featured in a unique area of the Lumenis booth.

May 29, 2010 - Santa Clara, CA, USA

Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, and ophthalmic applications, announced today the introduction of the VersaPulse P20 desktop holmium at this years’ American Urological Association annual meeting.  Lumenis’ booth (#2022) will feature a special area called the ‘P-Zone’ that will be dedicated to our featured products including the P20 and the PolyScope disposable flexible ureteroscope.  The P-Zone is a place where physicians can relax, learn more, interact with the products and enter a drawing to win a HD video recorder.

VersaPulse P20

The VersaPulse P20 is the latest addition to the VersaPulse family of lasers.  Its compact desktop size features the same gold-standard 20 watt treatments, but now allows it to sit on a desktop or fit within existing video towers1  for increased mobility.  Lumenis’ VersaPulse P20 boasts the highest power in its class, flexible treatment settings and enhanced visibility.

“The VersaPulse P20 puts the power back in the hands of the clinical provider, offering versatility in power settings, location selection and parameter preferences.  The P20 delivers the VersaPulse promise of increased reach and access without compromise on performance, said Caroline Coyle, Vice President and General Manager, Surgical. This versatile system is ideally suited for Urology, treating stones and other soft tissue applications, as well as an array of treatments in a variety of other specialties.

PolyScope Disposable Ureteroscope

The PolyScope is an evolutionary step in the advancement in flexible scope technology.  The scope features a disposable catheter with a reusable 10,000 pixel fiber optic.  This unique concept solves many of the current drawbacks encountered with the use of standard flexible scopes; including the high occurrence of breakage and cost of repair as well as recent contamination issues associated with scope sterilization.

“With contamination concerns at an all time high,” stated Dov Offer, Chief Executive Officer, “I am pleased that Lumenis can offer a disposable scope that will eliminate contamination problems associated with reusable scopes, while still providing the high quality of a non-disposable scope.”

Experience presentations by experts while engaging in the multi-sensory P-Zone at the Lumenis Booth

Experienced thought-leading physicians will be at the Lumenis booth to present information on urologic applications offered by the VersaPulse PowerSuite holmium laser and their own experiences using VersaPulse and PolyScope, including Drs. Markus Bader, LMU University of Munich, Akhil K Das, Thomas Jefferson University, Surendra Kumar, Oakwood Annapolis Hospital and Sanjay Razdan, Jackson South Hospital. Presentations are scheduled throughout the duration of the AUA meeting.

1 System does not fit in all video towers; P20 is designed to fit into specific KARL Storz and Richard Wolf Medical video towers.

Lumenis will also feature a special area within the booth called the ‘P-Zone’, a unique experience where physicians will relax while viewing a video that highlights the latest products, participate in a hands-on demonstration and enter to win a HD video camera.

For a complete list of speaker presentations and other Lumenis events, visit Lumenis booth #2022 at the American Urology Association annual meeting in the Moscone Convention Center, May 29 – June 1, 2010. Or visit www.surgical.lumenis.com/AUA to see a complete presentation schedule and register for Lumenis events.

About Lumenis

Lumenis, one of the world’s largest medical laser companies, is a global developer, manufacturer and distributor of laser and light-based devices for surgical, ophthalmic and aesthetic applications, with more than 800 employees worldwide.  Lumenis has nearly 250 patents, over 75 FDA clearances, an installed base of over 80,000 systems and presence in over 100 countries. Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability, delivering premium value and service to its customers.  The name Lumenis is derived from the Latin words meaning “Light of Life” highlighting the light which is the basis of our technologies used to enhance life. For more information about Lumenis and its products, please go to:  www.lumenis.com

For further information contact:

Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis®, its logo and VersaPulse® P20™ are trademarks or registered trademarks of the Lumenis Group of Companies.